

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 24, 2008

VIA U.S. MAIL

Mr. Timothy D. Consalvi
President and Chief Executive Officer
Gateway International Holdings Inc.
2672 Dow Avenue
Tustin, California 92780

> **Re:** **Gateway International Holdings, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed October 1, 2008**
> **File No. 000-32341**

Dear Mr. Consalvi:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief